Exhibit 4.5

DESCRIPTION OF SECURITIES REGISTERED UNDER
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following summary of the common stock, par value $0.01 per share, of Montage Resources Corporation (the “Company,” “we,” “us,” and “our”) does not purport to be complete and is subject to and qualified by reference to our Second Amended and Restated Certificate of Incorporation, as amended (our “Certificate of Incorporation”) and Second Amended and Restated Bylaws, as amended (our “Bylaws”).

Authorized Capital Stock

Under our Certificate of Incorporation, our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share (“common stock”), and 50,000,000 shares of preferred stock, par value $0.01 per share (“preferred stock”).

Common Stock

Voting rights. Each share of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and has the exclusive right to vote for the election of directors and for all other purposes. Stockholders do not have the right to vote cumulatively in the election of directors. Except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to our Certificate of Incorporation (including any certificate of designations relating to any class or series of preferred stock) that relates solely to the terms of any outstanding classes or series of preferred stock if the holders of such affected class or series are entitled, either separately or together with the holders of one or more other classes or series, to vote thereon pursuant to our Certificate of Incorporation (including any certificate of designations relating to any class or series of preferred stock) or pursuant to the General Corporation Law of the State of Delaware (the “DGCL”).

Dividends, distributions and stock splits. Subject to prior rights and preferences that may be applicable to any outstanding shares of preferred stock or class or series thereof, holders of common stock are entitled to receive ratably in proportion to the shares of common stock held by them such dividends and distributions (payable in cash, securities or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available therefor.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets in proportion to the shares of common stock held by them that are remaining after payment or provision for payment of all of our debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock or any class or series thereof, if any.

Fully paid. All shares of common stock outstanding are fully paid and non-assessable.

Other rights. Holders of common stock have no preferences or rights of conversion, exchange, preemption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our Certificate of Incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock. Each class or series of preferred stock will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock certificate of designations, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders. The issuance of any such preferred stock could adversely affect the rights of the holders of our common stock and therefore, reduce the value of the common stock.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law

Some provisions of Delaware law, our Certificate of Incorporation and our Bylaws contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise, or the removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in control or changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

Section 203 of the DGCL prohibits a Delaware corporation, including those whose securities are listed for trading on the New York Stock Exchange (the “NYSE”), from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to the time that such stockholder became an interested stockholder, the board of directors approved the transaction which resulted in such stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

We have elected not to be subject to the provisions of Section 203 of the DGCL.

Certificate of Incorporation and Bylaws

Provisions of our Certificate of Incorporation and Bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests.

Among other things, our Certificate of Incorporation and Bylaws:

•

Establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year unless the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or no annual meeting was held in the preceding year. Our Bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

•

Provide our board of directors the ability to authorize preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us.

•

Provide that the authorized number of directors may be changed only by resolution of the board of directors, subject to the rights of the holders of any class or series of preferred stock to elect directors under specified circumstances, if any.

•

Provide that all vacancies, including newly created directorships, shall be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by a sole remaining director and shall not be filled by the stockholders.

•

Provide that any action required or permitted to be taken by the stockholders must be taken at a duly held annual or special meeting of stockholders and may not be taken by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any class or series of preferred stock with respect to such class or series.

•

Provide that our Certificate of Incorporation may only be amended by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, in addition to any other vote that may be required by law, our Certificate of Incorporation or our Bylaws.

•

Provide that our Bylaws may be amended by our board of directors without any action on the part of the stockholders, and our Bylaws shall not be amended by the stockholders except by the vote of holders of not less than two-thirds in voting power of the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

•

Provide that special meetings of our stockholders may only be called by the board of directors (pursuant to a resolution adopted by a majority of the total number of directors that the Company would have if there were no vacancies), the chief executive officer or the chairman of the board, subject to the rights of the holders of any class or series of preferred stock with respect to such class or series.

•

Provide that we renounce any interest in existing and future business opportunities of The Hulburt Family II Limited Partnership, EnCap Energy Capital Fund VIII, L.P., EnCap Energy Capital Fund VIII Co-Investors, L.P., and EnCap Energy Capital Fund IX, L.P. and their respective affiliates or any of their respective agents, stockholders, members, partners, directors, officers, employees, affiliates or subsidiaries (other than our directors and officers that are presented business opportunities in writing in their capacity as our directors or officers) and that they have no obligation to offer us those opportunities.

Forum Selection

Our Certificate of Incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court or a federal court located within the State of Delaware) will, to the fullest extent permitted by applicable law and subject to applicable jurisdictional requirements, be the sole and exclusive forum for any current or former stockholder (including any current or former beneficial owner) to bring claims, including claims in the right of the Company, (i) that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or (ii) as to which the DGCL confers jurisdiction upon the Court of Chancery.

Limitation of Liability and Indemnification Matters

Our Certificate of Incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Therefore, pursuant to Delaware law, our Certificate of Incorporation provides that directors of the Company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal, or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal, or modification.

Our Bylaws also provide that we will generally indemnify our directors and officers to the fullest extent permitted by applicable law and permit us to purchase insurance on behalf of any officer, director, employee, or other agent for any liability arising out of that person’s actions as our officer, director, employee, or agent, regardless of whether Delaware law would permit indemnification. We have obtained directors’ and officers’ insurance to cover our directors, officers, and some of our employees for certain liabilities. We have entered into indemnification agreements with certain of our current directors and officers and intend to enter into indemnification agreements with future directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provisions in our Certificate of Incorporation, the indemnification provisions in our Bylaws and the indemnification agreements facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

Our common stock is listed on the NYSE under the symbol “MR.”